RIO CAN

REAL ESTATE INVESTMENT TRUST

January 11, 2007

07020414

Delivered By Courier

SEC MAIL PROCESSING RECEIVED JAN 2007 WASH, D.C. 198 SECTION

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Material change report
- News release

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

Attachments

1/18

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

MATERIAL CHANGE REPORT

1. *Name and Address of Reporting Issuer*

   RioCan Real Estate Investment Trust
   130 King Street West, Suite 700
   Toronto, ON
   M5X 1E2

2. *Date of Material Change*

   January 9, 2007

3. *Press Release*

   RioCan Real Estate Investment Trust issued a press release dated January 10, 2007 regarding the material change.

4. *Summary of Material Change*

   RioCan Real Estate Investment Trust ("RioCan") and Ramco-Gershenson Properties Trust ("Ramco") announced today that all negotiations between the parties have been terminated in connection with the Memorandum of Understanding relating to the formation of a U.S. joint venture described in RioCan's press release issued on December 12, 2006.

5. *Full Description of Material Change*

   See the press release attached as Schedule "A".

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*

   Not applicable.

7. *Omitted Information*

   None.

8. *Executive Officer*

   The following executive officer of the Company is knowledgeable about the material change and this report:

   Edward Sonshine, Q.C., President and Chief Executive Officer
   Telephone: (416) 866-3018.

9. *Date of Material Change Report*

   January 10, 2007.

SCHEDULE "A"

FOR IMMEDIATE RELEASE

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST AND RAMCO-GERSHENSON PROPERTIES TRUST ANNOUNCE TERMINATION OF NEGOTIATIONS

Toronto, Ontario (January 10, 2007) - RioCan Real Estate Investment Trust ("RioCan") (TSX: REI.UN) and Ramco-Gershenson Properties Trust ("Ramco") announced today that all negotiations between the parties have been terminated in connection with the Memorandum of Understanding relating to the formation of a U.S. joint venture described in RioCan's press release issued on December 12, 2006. RioCan and Ramco determined during the discussions and the due diligence period that proceeding with the transaction is not in the best interest of either party.

About RioCan

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7.6 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 204 retail properties, including 8 under development, containing an aggregate of over 50.7 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

-30-

For further information contact:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018

FOR IMMEDIATE RELEASE

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST AND RAMCO-GERSHENSON PROPERTIES TRUST ANNOUNCE TERMINATION OF NEGOTIATIONS

Toronto, Ontario (January 10, 2007) - RioCan Real Estate Investment Trust ("RioCan") (TSX: REI.UN) and Ramco-Gershenson Properties Trust ("Ramco") announced today that all negotiations between the parties have been terminated in connection with the Memorandum of Understanding relating to the formation of a U.S. joint venture described in RioCan's press release issued on December 12, 2006. RioCan and Ramco determined during the discussions and the due diligence period that proceeding with the transaction is not in the best interest of either party.

About RioCan

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7.6 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 204 retail properties, including 8 under development, containing an aggregate of over 50.7 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

-30-

For further information contact:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018